UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Perry Ellis International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

288853104
(CUSIP Number)

CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	MELISSA DA RONCO CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04 West Sacramento, CA 95605 (916) 414-7551

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 313,143
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 313,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 583,204
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 583,204
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,252
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,252
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,599
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,599
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,599
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 931,799
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 931,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,013
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 22,210
	10	SHARED DISPOSITIVE POWER 9,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 288853104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners Special I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 313,143 Shares owned directly by Legion Partners I is approximately $3,843,557, including brokerage commissions. The aggregate purchase price of the 583,204 Shares owned directly by Legion Partners Special I is approximately $9,119,513, including brokerage commissions. The aggregate purchase price of the 35,252 Shares owned directly by Legion Partners II is approximately $604,570, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $4,766, including brokerage commissions.

The Shares purchased by CalSTRS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 32,013 Shares beneficially owned by CalSTRS is approximately $599,249 including brokerage commissions.

Item 4.	Purpose of Transaction.

On April 29, 2015, CalSTRS delivered a letter to the Issuer submitting a shareholder proposal for inclusion in the Issuer’s proxy statement in connection with the 2015 annual meeting of shareholders (the “2015 Annual Meeting”) pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. The CalSTRS’ proposal recommends that the Issuer take the necessary steps to reorganize the Issuer’s Board of Directors (the “Board”) into one class subject to election each year. The implementation of the proposal would not affect the unexpired terms of directors elected to the Board prior to or at the 2015 Annual Meeting. A copy of the letter and the shareholder proposal is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 15,341,000 Shares outstanding as of April 7, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2015 filed with the Securities and Exchange Commission on April 14, 2015.

A.	Legion Partners I

(a)	As of the close of business on April 28, 2015, Legion Partners I beneficially owned directly 313,143 Shares.

CUSIP NO. 288853104

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 313,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 313,143

(c)	The transactions in the Shares by Legion Partners I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners Special I

(a)	As of the close of business on April 28, 2015, Legion Partners Special I beneficially owned directly 583,204 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 583,204
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 583,204

(c)	The transactions in the Shares by Legion Partners Special I since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

C.	Legion Partners II

(a)	As of the close of business on April 28, 2015, Legion Partners II beneficially owned directly 35,252 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,252
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,252

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

D.	Legion Partners LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners Special I, and Legion Partners II, Legion Partners LLC may be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I and (iii) 35,252 Shares owned by Legion Partners II.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,599

CUSIP NO. 288853104

(c)
Legion Partners LLC has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners Special I, and Legion Partners II may be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I and (iii) 35,252 Shares owned by Legion Partners II.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,599
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,599

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
As of the close of business on April 28, 2015, Legion Partners Holdings beneficially owns 200 Shares directly. As the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC, Legion Partners Holdings may also be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I and (iii) 35,252 Shares owned by Legion Partners II.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,799

(c)
Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 288853104

G.	Messrs. Kiper, Vizi and White

(a)
Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 313,143 Shares owned by Legion Partners I, (ii) 583,204 Shares owned by Legion Partners Special I, (iii) 35,252 Shares owned by Legion Partners II and 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 931,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 931,799

(c)
None of Legion Partners Holdings, Messrs. Kiper, Vizi or White has entered into any transactions in the Shares since the filing of Amendment No. 1. The transactions in the Shares by each of Legion Partners I, Legion Partners Special I and Legion Partners II since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

H.	CalSTRS

(a)	As of the close of business on April 28, 2015, CalSTRS beneficially owned 32,013 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 22,210
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,210
4. Shared power to dispose or direct the disposition: 9,803*

*The power to dispose or to direct the disposition of 1,101 Shares is shared with BlackRock Institutional Trust Company, N.A. (“BTC”). CalSTRS has been informed by BTC that its principal business is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 400 Howard Street, San Francisco, CA 94105. In addition, BTC has further informed CalSTRS that on January 20, 2012, BTC entered into an Offer of Settlement (the "Agreement") with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BTC. Without admitting or denying wrongdoing, BTC agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BTC violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a). BTC also agreed to refrain from any further violations of the above-mentioned statutory provisions. The CFTC did not allege, nor find, that any clients of BTC or any related affiliate were harmed in any way. In the previous five years, BTC has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order (with the exception of the Agreement) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 288853104

The power to dispose or to direct the disposition of 8,702 Shares is shared with Matarin Capital Management (“Matarin”). CalSTRS has been informed by Matarin that its principal business is to provide diversified investment management to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 1 Dock St., Suite 320, Stamford, CT 06902. In the previous five years, Matarin has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The transactions in the Shares by CalSTRS since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 963,812 Shares, constituting approximately 6.3% of the Shares outstanding, are reported in this Amendment No. 2.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I has sold short in over the counter market American- style call options, referencing (i) 12,800 Shares, which have an exercise price of $20.00 per Share and expire on September 18, 2015, (ii) 195,200 Shares, which have an exercise price of $22.50 per Share and expire on September 18, 2015 and (iii) 20,700 Shares, which have an exercise price of $25.00 per Share and expire on December 18, 2015.

Legion Partners I purchased in over the counter market American-style call options in order to close out a short position, referencing (i) 7,000 Shares, which have an exercise price of $22.50 per Share and expire on June 19, 2015 and (ii) 26,500 Shares, which have an exercise price of $20.00 per Share and expire on June 19, 2015.

Legion Partners Special I has sold short in over the counter market American-style call options, referencing (i) 42,100 Shares, which have an exercise price of $20.00 per Share and expire on September 18, 2015, (ii) 198,100 Shares, which have an exercise price of $22.50 per Share and expire on September 18, 2015 and (iii) 67, 800 Shares, which have an exercise price of $25.00 per Share and expire on December 18, 2015.

Legion Partners Special I purchased in over the counter market American-style call options in order to close out a short position, referencing (i) 23,000 Shares, which have an exercise price of $22.50 per Share and expire on June 19, 2015 and (ii) 86,900 Shares, which have an exercise price of $20.00 per Share and expire on June 19, 2015.

CUSIP NO. 288853104

Legion Partners II has sold short in over the counter market American-style call options, referencing (i) 1,500 Shares, which have an exercise price of $20.00 per Share and expire on September 18, 2015, (ii) 21,900 Shares, which have an exercise price of $22.50 per Share and expire on September 18, 2015 and (iii) 2,300 Shares, which have an exercise price of $25.00 per Share and expire on December 18, 2015.

Legion Partners II purchased in over the counter market American-style call options in order to close out a short position, referencing (i) 800 Shares, which have an exercise price of $22.50 per Share and expire on June 19, 2015 and (ii) 3,000 Shares, which have an exercise price of $20.00 per Share and expire on June 19, 2015.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Letter from California State Teachers’ Retirement System to Perry Ellis International, Inc. dated April 29, 2015 submitting a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2015

Legion Partners, L.P. I

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

CUSIP NO. 288853104

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White

California State Teachers’ Retirement System

By:	/s/ Melissa Da Ronco
	Name:	Melissa Da Ronco
	Title:	Investment Officer

CUSIP NO. 288853104

SCHEDULE A

Transactions in the Shares since Amendment No. 1

Nature of Transaction	Price Per Share($)	Securities Purchased/(Sold)	Date of Purchase/Sale

LEGION PARTNERS, L.P. I
Sale of September 2015 Call Option ($22.50 Strike Price) 1	$3.20	(192)	04/10/2015
Sale of September 2015 Call Option ($22.50 Strike Price) 1	$3.45	(41)	04/13/2015
Purchase of June 2015 Call Option ($22.50 Strike Price) 2	$2.83	70	04/27/2015
Purchase of June 2015 Call Option ($20.00 Strike Price) 2	$5.06	265	04/27/2015
Sale of September 2015 Call Option ($20.00 Strike Price) 1	$5.43	(128)	04/27/2015
Sale of December 2015 Call Option ($25.00 Strike Price) 1	$2.32	(137)	04/27/2015
Sale of December 2015 Call Option ($25.00 Strike Price) 1	$2.36	(70)	04/27/2015
Purchase of Common Stock	$24.78	1,345	04/27/2015

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I
Sale of September 2015 Call Option ($22.50 Strike Price) 1	$3.20	(630)	04/10/2015
Sale of September 2015 Call Option ($22.50 Strike Price) 1	$3.45	(137)	04/13/2015
Purchase of June 2015 Call Option ($22.50 Strike Price) 2	$2.83	230	04/27/2015
Purchase of June 2015 Call Option ($20.00 Strike Price) 2	$5.06	869	04/27/2015
Sale of September 2015 Call Option ($20.00 Strike Price) 1	$5.43	(421)	04/27/2015
Sale of December 2015 Call Option ($25.00 Strike Price) 1	$2.32	(448)	04/27/2015
Sale of December 2015 Call Option ($25.00 Strike Price) 1	$2.36	(230)	04/27/2015
Purchase of Common Stock	$24.78	2,504	04/27/2015

____________________
1 Represents a short sale.
2 Represents a purchase to cover short position.

CUSIP NO. 288853104

LEGION PARTNERS, L.P. II
Sale of September 2015 Call Option ($22.50 Strike Price) 1	$3.20	(22)	04/10/2015
Sale of September 2015 Call Option ($22.50 Strike Price) 1	$3.45	(5)	04/13/2015
Purchase of June 2015 Call Option ($22.50 Strike Price) 2	$2.83	8	04/27/2015
Purchase of June 2015 Call Option ($20.00 Strike Price) 2	$5.06	30	04/27/2015
Sale of September 2015 Call Option ($20.00 Strike Price) 1	$5.43	(15)	04/27/2015
Sale of December 2015 Call Option ($25.00 Strike Price) 1	$2.32	(15)	04/27/2015
Sale of December 2015 Call Option ($25.00 Strike Price) 1	$2.36	(8)	04/27/2015
Purchase of Common Stock	$24.78	151	04/27/2015

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM
Sale of Common Stock	$24.66	(1,266)	04/08/2015

____________________
1 Represents a short sale.
2 Represents a purchase to cover short position.